

07002070

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43487

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 02 2007 DIVISION OF MARKET REGULATION

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tullett Liberty Securities LLC.**
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

80 Pine Street, 25th Floor
(No. and street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julian Currie **201-557-5096**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

AB 3/6

TULLETT LIBERTY SECURITIES LLC
(formerly known as Tullett Liberty Securities, Inc.)
(S.E.C. I.D. No. 8-38114)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholder of
Tullett Liberty Securities LLC:

We have audited the accompanying statement of financial condition of Tullett Liberty Securities LLC. (the "Company", formerly known as Tullett Liberty Securities, Inc.) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4, the Company changed its accounting policy for classification of short-term investments.

Deloitte & Touche LLP

February 27, 2007

TULLETT LIBERTY SECURITIES LLC.

Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	29,657,700
Short-term investments		980,200
Receivables from brokers, dealers, financial institutions and clearing organizations		21,887,400
Due from affiliates		2,850,200
Prepaid expenses		118,700
Income tax receivables		2,100
Other assets		88,000
TOTAL ASSETS	$	55,584,300

Liabilities and Stockholder's Equity

Liabilities

Payables to brokers, dealers, financial institutions and clearing organizations	$	8,959,700
Accrued personnel costs		17,187,200
Accounts payable and accrued liabilities		1,287,500
Due to affiliates		3,323,700
Total liabilities		30,758,100

Stockholder's equity

Common Stock, $0.01 par value; 3,000 shares authorized, 300 shares issued and outstanding		-
Paid in Capital		26,638,700
Retained Deficit		(1,812,500)
Total Shareholder's Equity		24,826,200
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	55,584,300

See notes to statement of financial condition.

TULLETT LIBERTY SECURITIES LLC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION

Tullett Liberty Securities LLC. (the "Company"), formally known as Tullett Liberty Securities, Inc., is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged primarily as a broker of United States and foreign government securities, global debt, corporate fixed income securities and repurchase agreements from its office in New York.

The Company is a wholly owned subsidiary of Tullett Prebon Holdings Corp. ("TPHC"), which is a 100% owned subsidiary of Tullett Prebon Group Limited, formerly known as Tullett Liberty Limited, which is a wholly-owned subsidiary of Tullett Prebon plc ("TPP"), formerly known as Collins Stewart Tullett plc. ("CST plc"), the ultimate parent company and a United Kingdom public company (see note 14).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes regarding personnel costs, tax and other matters. Actual results could differ from those estimates.

Securities Transactions—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition and are included in receivables from and payables to brokers, dealers, financial institutions and clearing organizations.

Estimated Fair Value of Financial Instruments—Statement of Financial Accounting standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments", requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the statement of financial condition.

Management estimates that the fair values of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Income Taxes—The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statement using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized.

SFAS No. 109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPHC. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with an informal tax sharing agreement with TPHC. Amounts due to or receivable from TPHC, with respect to current income taxes, are settled currently.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 on the statement of financial condition.

New Accounting Developments— In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008. The Company is evaluating the impact of adopting SFAS No. 157.

3. STOCK-BASED COMPENSATION

At December 31, 2006, the Company participates in two stock option plans, the 2003 Share Option Plan ("SOP") and Tullett Liberty Equity Incentive Plan ("EIP") for eligible employees, sponsored by TPP.

The SOP, started in early 2003, provides for the issuance to eligible employees of incentive and nonqualified stock options, which expire 10 years from the date of grant, at a price not less than the fair market value on the date of the grant. The exercise of an option shall be made wholly or partly conditional upon the satisfaction of such conditions as the TPP Board considers appropriate. The options awarded generally vest over a 3 year period.

The EIP, started in 2004, provides for the issuance to eligible employees of incentive and nonqualified stock options, which expire 10 years from the date of grant. The exercise of an option shall be made wholly or partly conditional upon the satisfaction of such conditions as the TPP Board considers appropriate. The options awarded generally vest over a 3 year period.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes short-term investments of $22,491,600, and other cash balances of $7,166,100. Short-term investments with varying maturity dates within ninety days consist of money market funds held at one U.S. financial institution. These investments, which were classified as short-term investments in 2005, are recorded at cost plus accrued interest, which approximates fair value. The other cash accounts are held on deposit at two U.S. financial institutions.

The company changed the classification of short-term investments to conform to the presentation of the other legal entities under control of TPHC. The change in classification for short-term investments to cash and cash equivalents is a change in accounting principle as described in SFAS No. 95, "Statement of Cash Flows".

5. SHORT-TERM INVESTMENTS

Short-term investments with maturity days more than 90 days are comprised of U.S. treasury bills, which are held at one major U.S. financial institution and on deposit to meet the collateral requirements of the Company's two U.S. clearing organizations.

6. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS, AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

		Receivable		Payable
Commissions	$	3,756,000	$	382,500
Securities failed-to-deliver/receive		7,413,900		7,407,700
Clearing organizations		7,399,000		1,169,500
Other, including affiliates		3,318,500		
	$	21,887,400	$	8,959,700

7. INCOME TAXES

Deferred tax assets of $1,342,300 arising from temporary differences between financial statement and taxable income were transferred to TPHC due to the change of the legal status of the Company from a corporation to a Limited Liability Company ("LLC"). No valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax assets will be realized.

Under SFAS No. 109 the Company's deferred tax balances will be held on the balance sheet of its parent company, TPHC. As discussed in note 14, with the change in legal status of the Company to an LLC, TPHC is also obligated to assume and report all tax obligations for the Company in future periods.

8. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to $272,000. At December 31, 2006, the Company had net capital of approximately $13,075,700, which was approximately $12,803,700 in excess of the minimum net capital requirements. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

9. EMPLOYEE BENEFIT PLANS

TPHC maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

10. COMITMENTS AND CONTINGENCIES

Litigation—In the normal course of business, the Company may be subject to litigation. As of December 31, 2006, there were no pending legal actions against the Company.

Guarantee—In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2006, the Company has recorded no liabilities with respect to these obligations.

11. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance of U.S. Government and mortgage-backed securities. Substantially all transactions are executed on a riskless principal basis, as defined by the NASD, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily large financial institutions.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation ("FICC"). GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of both unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2006, was approximately $240,371,600. Settlement of the Company's open securities purchase and sale transactions did not have a material effect on the Company's financial position.

12. STOCKHOLDER'S EQUITY

The Company is authorized to issue 3,000 shares of common stock, $0.01 par value per share, of which 300 shares were issued and outstanding at December 31, 2006.

With the exception of regulatory restrictions (see Note 8), there are no restrictions on the Company's ability to pay dividends.

13. RELATED-PARTY TRANSACTIONS

Due from affiliates includes a receivable in the normal course of business from TPHC for $2,364,700. This receivable represents interest bearing cash advances made to TPHC, which are payable on demand, net of allocated general and administrative expenses payable and income taxes payable pursuant to the informal tax sharing agreement with TPHC (see Note 2). This net amount has been subordinated to the claims of the general creditors of TPHC and bears interest at 1% over the prime rate. The average interest rate on this loan for the year ending December 31, 2006 was 8.97%. In addition, due from affiliates include receivables from Tullett Liberty (Securities) Ltd. for $132,700, Prebon Securities Inc. for $100,900, Tullett Prebon Information Inc. for $50,100, Prebon Energy Inc. for $300 and Prebon Yamane (USA) Inc. for $201,500, all consisting of non-interest bearing cash obligations which are payable on demand.

The subordination agreement is not considered equity for purposes of computing the net capital for brokers and dealers pursuant to subsection (d) of SEC Rule 15c3-1.

Due to affiliates represent payables to Tullett Financial Trader for $343,300, Tullett Liberty Inc. for $764,200, Tullett Liberty Brokerage Inc. for $1,365,800, Prebon Financial Products Inc. for $11,600 and Tullett Liberty Limited for $838,800, all consisting of non-interest bearing cash advances which are payable on demand. The Company also has $140,800 due to Collins Stewart Inc., which was demerged from TPHC as of December 4, 2006. This balance was therefore reclassified to the Payable to broker, dealers, financial institutions and clearing organizations on the statement of financial condition.

The Company clears certain of its mortgage-backed, U.S. Government, and corporate securities on a fully disclosed basis through Tullett Liberty Brokerage Inc. ("TLBI"), an affiliated broker registered with the SEC and the NASD. As of December 31, 2006, the Company had a net receivable from this affiliate totaling $3,318,500, which is reflected in "Receivables from brokers, dealers, financial institutions, and clearing organizations" in the accompanying statement of financial condition.

During the year, the Company paid a dividend of $6,750,000 to TPHC.

As noted in footnote 2, the Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPHC (see note 7).

14. DEMERGER

CST plc, the former parent company of the Collins Stewart Tullett Prebon group of companies (the "CST Group") and its shares were publicly traded in the United Kingdom. The CST Group was comprised of two divisions: Collins Stewart, its brokerage division, and Tullett Prebon, its inter-dealer broker division. CST plc gained its inter-dealer brokerage division through the acquisitions of Tullett Liberty in March 2003 and Prebon Yamane on October 13, 2004. In order to provide maximum value to its shareholders, CST plc de-merged the two divisions on December 19, 2006

into two separate companies whose shares are each listed on the London Stock Exchange. As a part of this de-merger, CST plc was renamed as Tullett Prebon plc.

The Company was and continues to be wholly owned by TPHC. The Company owned and operated the retail brokerage component of its business through the 40 Wall Street based equity business and the White Plains, NY based Global Equities business. In preparation for the de-merger, the Company contributed these businesses to TPHC. TPHC then transferred these businesses to Collins Stewart Inc. ("CSI"), an indirect subsidiary of TPHC. These transfers were done at historical cost, in accordance with guidance in SFAS No. 141, "Accounting for Business Combinations".

In preparation for the above transaction, the Company converted to an LLC. The conversion had no effect on the obligations or liabilities of the Company and the Company remained wholly owned by TPHC. This was, therefore, only a technical change in the form of organization of the Company, and its operation and business will continue to be run in the same manner. For tax purposes, the Company has received an opinion that the conversion to an LLC was tax-free. The Company will have no separate tax filings. The Company will not record taxes payable or deferred taxes, but rather such amounts will be included in the books and records of TPHC.

15. SUBSEQUENT EVENT

On January 9, 2007, TPHC concluded its acquisition of Chapdelaine Corporate Brokers Inc and C&W Securities LLC, these two entities being the owners of Chapdelaine Corporate Securities & Co. The high grade and high yield corporate businesses will operate as part of the Company.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2007

Tullett Liberty Securities LLC
80 Pine St.
New York, NY 10005

In planning and performing our audit of the financial statements of Tullett Liberty Securities LLC. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, our study and evaluation disclosed a condition that we believe results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected by the entity's internal control. The material weakness related to the allocation of intercompany expenses during the year ended December 31, 2006. This resulted in a material adjustment to current year income. As of the date of this report, the Company has taken corrective action to remediate the material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the matter noted in the previous paragraph related to the allocation of intercompany expenses represents a material inadequacy, as defined by Rule 17a-5(g) or Regulation 1.16 for such purposes at December 31, 2006.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END